Exhibit 99.2

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Chairman’s Address to Noteholders
Brisbane, Australia — Monday, 29 August 2011: Metal Storm Limited.
Fellow Noteholders,
Thank you for attending today’s meeting. It is an important one for the Company because you have the power to determine if the Company can continue its battle to survive or not.
I am not going to talk at all today about the Company’s products except to say that good progress continues to be made with the products as has been announced through the ASX. Suffice to say if the Company can get to the point where it has adequate capital the products should be able to deliver value for both Noteholders and Shareholders.
The Company remains in a very fragile financial position. Current market conditions mean there is limited opportunity to raise adequate capital and funding remains a day to day constraint on all of the Company’s activities.
Metal Storm’s cash position at Friday was $15,000 in the bank. It expects to obtain about another $941,000 in the next 3 weeks. It must spend $882,000 in this time. In short it will have $74,000 in the bank on September 22 unless we obtain more funds between now and then. Because the Company has become adept at managing with low levels of cash and balancing those with the constant crisis of solvency testing, the Board is working to meet the funding need but are not and will not be certain about any receipts.
In the circumstance of day to day attention to solvency, there is a heightened risk that the Company may not be able to maintain solvency. Currently, the Board expects the Company will remain solvent but that expectation may change in the future. Accordingly, there is a risk the Company might become insolvent and the Board may therefore need to act appropriately within the law as circumstances dictate quite quickly. This could include the appointment of an Administrator or to call for the secured Noteholders to take action under their Trust Deed.
As Noteholders I am sure you are aware that Metal Storm is obliged to repay the face value of the Notes to Noteholders on Thursday of this week. It should also be obvious from the information provided to the market regularly that the Company would be very unlikely to be able to do so. The comments just made should confirm and reinforce that.
This meeting then is a request from the Director’s to the Noteholders to allow an extension of the repayment date until 6 months hence. That will mean the Company is not insolvent tomorrow. However the Board is unable to say with certainty that means anything more than that, with regard to the Noteholders.
I will explain that further in just a moment. First, I advise the Company is in current dialogue with a number of possible investors in the Company. These are real and tangible and have a capacity to enable the Company to continue if they proceed with an investment. If the investments proceed they should add value to the Company and may include a purchase of some or all of the outstanding Notes or may mean the conversion of Notes to shares should provide a greater value to Noteholders than is presently achievable. Those investors with whom the Company is in dialogue appear unlikely to pay out the Notes at full face value at this time. Second, I wish to draw to the Noteholders’ attention that over the last 18 months the Company has had meaningful discussions with several investors which

Metal Strom Limited
ACN 064 270 006
have come to nothing. The time to finalise a negotiation and the current market circumstances should be something that Noteholders consider.
With that background there are at least three scenarios which the Noteholders might see emerge:
One, the Noteholders extend the maturity date but the Company is unable to find an investor quickly and becomes insolvent. In that circumstance the Noteholders will be required to act then as they would have to act tomorrow if the maturity date is not extended today. Of course the Company would have continued for a further time possibly obtaining some benefit from the work being done on product sales but may also have incurred additional unsecured debt which would rank equally in any winding up with interest bearing notes.
Two, the Noteholders extend the maturity date and an investor is found and provides funding for the Company’s continuation but does not negotiate a position with the Noteholders. In this situation the Noteholders have the benefit of additional time to produce a result from the product and remain in their present position with regard to action they might take, and Three, an extension is given and an investor is located who negotiates with the Noteholders. The result of the negotiation might be a purchase of Notes, a repayment of the Notes at or for less than face value, or a conversion to equity. As this is negotiated the Noteholders will be in a position to have their requirements heard and potentially met.
I deliberately point out that there are a large number of assumptions in this with regard to possible outcomes none of which can be certain at this time. In a very unfortunate manner this leaves the Noteholders with a decision today which either relies on the possibility that an investor may be secured versus an opportunity to take possession of the Company now and all that means.
I should also point out to Noteholders that their decision today should include whether they are secured or not. As you know some Noteholders elected to be secured against the Company’s assets including its Intellectual Property some years ago. The Company offers no advice or comment in that regard beyond pointing it out before the vote is taken.
As a Dicken’s character famously said “this is the best of times, this is the worst of times” so it is at the moment for Metal Storm. Our product development and maturity is at its best, our financial position at its worst. We need Noteholder support to attempt to provide value. We have to do so within six months. That is the proposal I will shortly put to you. Your Board hopes for your support.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.